PEPCO HOLDINGS, INC.

Restricted Stock Agreement

THIS AGREEMENT is made this ___ day of _____, _____ (hereinafter referred to as the "Date of Grant") by and between Pepco Holdings, Inc. (the "Company"), and _____, an employee of the Company (the "Participant").

WHEREAS, the Company has adopted the Pepco Holdings, Inc. Long-Term Incentive Plan (the "Plan") which is incorporated in this Agreement by reference.

WHEREAS, the Company desires to grant to Participant a Restricted Stock Award on the terms and conditions hereinafter set forth.

NOW, THEREFORE, In consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the Company and Participant agree as follows:

1. <u>Restricted Stock Award</u>. The Company hereby grants to Participant a Restricted Stock Award consisting of a total of _____ _____ (_____) shares of Stock upon the terms and conditions set forth herein. Any dividends declared with respect to these shares shall by payable to Participant from the Date of Grant.

2. <u>Restriction Period</u>. The maximum Restricted Period applicable to the Restricted Stock award granted hereunder is _____ years, as follows:

    (a) On the _____ (____) anniversary of the Date of Grant, _____ percent (___%) of the shares of Stock initially subject to the Restricted Stock Award shall be released from restriction.

    (b) In the event Participant attains the age of sixty-five (65) while in the employment of the Company and prior to the _____ (____) anniversary of the date of this Agreement, all remaining shares subject to the Restricted Stock Award shall be released from restriction upon the date of retirement from active employment.

    (c) Notwithstanding any other provision of this Agreement, all shares subject to restriction shall be released from restriction in the event that a Participant is terminated or suffers a diminution of responsibility, authority, position or salary following an event described in (i) through (iii) following: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Security and Exchange Act of 1934, as amended (the "Exchange Act"), other than a trustee or other fiduciary holding securities under an employment benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities: or (ii) during the period of twenty-four (24) consecutive months (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (i) or (iii) of the Section) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either was directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof: or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of surviving entity) at least 70% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, stockholders of the Company approve a plan of complete liquidation of the Company, or the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

3.   <u>Nontransferability of Award</u>. Participant's Restricted Stock Award is not assignable or transferable except by will or pursuant to the laws of descent and distribution, and shall not be subject to attachment or other legal process of whatever nature.

4.   <u>Terms and Conditions</u>. The terms and conditions included in the Plan are incorporated herein by reference, and to the extent that any conflict may exist between the terms and conditions included in this Agreement and the terms and conditions included in the Plan, the terms and conditions included in the Plan shall control. By execution of this Agreement, the Participant acknowledges receipt of a copy of the Plan and further agrees to be bound thereby and by the actions of the Committee and/or the Board pursuant to the Plan.

5.   No Section 83(b) Election. In consideration of the grant of the Restricted Stock Award hereunder, Participant acknowledges that Participant shall not make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, to treat any portion of the Restricted Stock Award as taxable compensation prior to the time the restrictions are removed from the stock subject to the Restricted Stock Award.

6.   Delivery of Stock. Participant shall be provided with the certificate or certificate numbers evidencing ownership of the shares of Stock subject to the Restricted Stock Award. Whenever shares of Stock subject to the Restricted Stock Award are released from restriction, the Company shall, subject to the implementation of an arrangement with the Participant to effectuate all necessary tax withholding, release to Participant the certificate representing such unrestricted shares. Such certificate may, however, reflect the fact that the unrestricted shares have not been registered under the Securities Act of 1933 and may not be sold or transferred unless such shares are registered in the future or unless the Participant meets an exemption from registration under the Securities Act of 1933. The Company shall follow all requisite procedures to deliver such certificates to Participant; provided, however, that such delivery may be postponed to enable the Company to comply with any applicable procedures, regulations or listing requirements of any government agency, stock exchange or regulatory agency.

7.   Tax Withholding. The Participant agrees to use shares of Stock subject to the Restricted Stock Award as full payment of taxes due at the time Participant's Restricted Stock Award is released from restrictions.

8.   Other Plans and Agreements. Any gain realized by the Participant pursuant to this agreement shall not be taken into account as compensation in the determination of the Participant's benefits under any pension, savings, group insurance, or other benefit plan maintained by the Company or a Subsidiary, except as determined by the board of directors of such company. The Participant acknowledges that receipt of this Agreement or any prior agreement under the Plan shall not entitle the Participant to any other benefits under the Plan or any plans maintained by the Company or a Subsidiary.

9.   Committee Authority. The Committee shall have complete discretion in the exercise of its rights, powers, and duties under this Agreement and the Plan. Any interpretation or construction of any provision of, and the determination of any question arising under, this Agreement shall be made by the Committee in its

sole discretion and shall be final, conclusive, and binding. The Committee may designate any individual or individuals to perform any of its functions hereunder.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officers, under its corporate seal and the Participant has hereunder set his hand and seal, all as of the date first above written.

ATTEST: PEPCO HOLDINGS, INC.

_____   _____
(Corporate Seal)

                                                PARTICIPANT

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